TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

THE CHRYSLER BUILDING
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174
www.troutmansanders.com
TELEPHONE: 212-704-6000
FACSIMILE: 212-704-6288

Joseph Walsh	Direct Dial:212-704-6030
Joseph.walsh@troutmansanders.com	Fax:212-704-5919

October 11, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Jeffrey Riedler
Assistant Director

Re:	AmTrust Financial Services, Inc.
Registration Statement on Form S-1, Amendment No. 4
Filed September 28, 2006
File No. 333-134960

Dear Mr. Riedler:

On behalf of AmTrust Financial Services, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated October 6, 2006 with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Form S-1”), filed with the Commission on September 28, 2006.

All responses provided herein are based solely on information provided by the Company.

For your convenience, The Company has reprinted the Commission’s written comments below prior to the Company’s responses.

FORM S-1

Notes to the Consolidated Financial Statements, page F-8

4. Intangible Assets, page F-20

1.	We have referred to your response to our prior comment number seven and have the following comments:

(a)	Explain to us how you arrived at determination that the “renewal rights” actually represented a separable intangible asset under the guidance of paragraph 39 of SFAS 142.

(b)	Provide to us the valuation that you used to determine the amounts that you assigned to the renewal rights at the time of the acquisition.

(c)
Explain to us how the selection of apparently arbitrary percentages of the purchase price represents the fair value of the rights to renew and the non compete covenants intangible assets at the date of acquisition.

RESPONSE: (a) Paragraph 39 of SFAS 141 states, in part, that “[a]n intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights …. If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged.” Appendix A to SFAS 141 (paragraphs A14 through A28) provides examples of assets which meet the criteria for classification as intangible assets, which include marketing-related and customer-related intangible assets.

As set forth in the Company’s responses to the previous comments regarding this issue, the “renewal rights” acquired by the Company consist of on-going businesses. The on-going businesses consist, primarily, of the sellers’ producer relationships and networks, which meet the criteria for classification as intangible assets, as opposed to goodwill, because the purchased assets were separable at the time of purchase and the Company could sell them separately. For example, in the Alea and Muirfield transactions, the Company excluded certain producers with which the Company had pre-existing relationships from the scope of the acquisitions. In the Alea transaction, the Company excluded business residing in certain states, namely, California, North Carolina and Colorado, from the scope of the acquired business.

In our telephone conversation on October 10, 2006, the Staff inquired into whether the acquired producer relationships and networks constituted the acquisition of an assembled workforce, which would be indicative of goodwill. The producers which are the subject of the acquired producer relationships and networks are not employees of the sellers or the Company. The sellers’ policyholders are the producers’ customers. The seller cannot obligate the producers to place in-force polices upon renewal or new business with the Company.

However, because the Company acquired the right to hire certain of the sellers’ employees to administer the acquired businesses, the Company considered whether the acquisitions should be accounted for as the acquisition of a business or as the acquisition of discrete intangible assets. For the reasons set forth herein, the Company believes that the transactions are properly accounted for as the acquisition of intangible assets. Furthermore, the Company notes that the decision to account for the acquisitions as acquisitions of intangible assets is a more conservative approach. As intangible assets, the assets will be subject to amortization over their useful lives. However, if the assets were classified as goodwill, they would not be amortized and would remain in place, subject to impairment. Regardless of whether the acquired businesses are classified as separable intangible assets or goodwill, the Company is required to perform an annual impairment test. Thus, the classification of the assets as intangible assets would not permit the Company to achieve a more favorable position than if the assets were classified as goodwill.

The discrete renewal rights to in-force policies, which are more like customer lists, also are capable of being sold separately and fall squarely within SFAS 141’s definition of intangible assets. The non-compete covenants arise out of contractual rights and meet the criteria for classification as intangible assets on that basis.

(b) At the time of each of the acquisitions, the Company valued the intangible assets acquired based on the minimum purchase price for subject businesses. The Company allocated 100% of the assigned value to producer relationships and networks (exclusive of the specific allocation made in connection with the Alea acquisition to certain systems and fixed assets). As further discussed in sub-paragraph (c), this allocation was based on the Company’s judgment that the revenues and profitability which the producer relationships and networks should generate were the sole source of the value of the transactions. The Company would not have entered into the transactions solely to acquire discrete right to renew policies and such rights would have questionable value, if any, without the producer relationships and networks which constituted the core of the acquired businesses. For this reason, the past and on-going consideration for the transactions is based on a percentage of premiums written through the producer relationships and networks, regardless of whether the premiums relate to new or renewal business.

(c) As set forth above and in the Company’s responses to the previous comments of the Staff regarding this issue, the Company, at the time of the acquisitions, allocated 100% of the purchase price for each acquired business to the intangible producer relationships and networks. However, in response to the Staff’s acknowledgement that the “renewal rights” “actually encompass several distinct intangible assets” and its request that the components be considered separately, the Company concluded it was appropriate to separate out the different components of the “renewal rights”, even though the discrete renewal rights and non-compete covenants were not significant considerations in the Company’s valuation of the transactions.

The Company, in its response dated September 13, 2006, advised that workers’ compensation coverage, which is mandated by state law, is the third largest property/casualty line of business industry-wide and will continue to grow as the economy and payrolls grow. There is no realistic possibility of obsolescence. As a result the Company expects to recognize economic benefits from the acquired producer relationships and networks for a minimum of forty years. To date, the Company has achieved an average annual 18.8% premium growth. Based on the Company’s conservative projected 3% average annual premium growth over the useful lives of the acquired producer relationships and networks, the Company projects that those relationships should account for in excess of 95% of the value of the transactions.

The charts attached as Exhibit A set forth the Company’s projections of premiums attributable to the renewal of in-force policies as compared to premiums attributable to new business over the useful lives of the Princeton, Covenant and Associated transactions (the Alea and Muirfield transactions have not generated sufficient data to make credible projections). The charts should be read as follows: the 2003 row in the Princeton chart shows premium attributable to renewals of acquired in-force in 2003 and each subsequent year. Each of the subsequent rows show premiums attributable to new business. The 2003 and 2004 rows in the Covenant chart show premium attributable to renewals of acquired in-force policies in 2003 and 2004 and subsequent years. Each of the subsequent rows shows premiums attributable to new business. The 2004 and 2005 rows in the Associated (AIIS) chart shows premium attributable to renewals of acquired in-force policies in 2004 and 2005 and subsequent years. Each of the subsequent rows shows premium attributable to new business. In the Combined Chart, the rows for years 1 and 2 show premium attributable to the renewal of in-force policies for each of the transactions plus premiums attributable to new Princeton business.

On a combined basis, over the useful lives of the acquired assets, premiums attributable to new business, representing the value of the producer relationships and networks, accounts for approximately 95.7% of the total premiums projected to be generated by the transactions. Renewals of in-force policies as of the acquisition dates account for only 4.3% of the total during said period. That percentage, nominal as it is, is overstated, because it includes new Princeton business written in 2004.

Based on the foregoing, the Company assigned nominal values to the other intangible assets (right to renew discrete policies; covenants not to compete) included in the acquired businesses.

Because the Company projects that premiums generated by acquisition of the discrete right to renew in-force policies will account for less than 5% of the total revenues and profitability over the useful lives of the assets constituting the acquired businesses, the Company allocated 3% of the purchase price of each of the transactions to those rights. It should be noted that the revenues generated by the acquisition of the discrete right to renew policies would have been substantially less if the Company had not also acquired the on-going businesses and producer relationships and networks through which the subject policies had initially been written.

The Company also assigned a nominal value, 2%, to the non-compete agreements because, as a practical matter, they add no value to the transactions. The sellers sold the acquired assets to the Company because the sellers, as a legal matter, could no longer or desired not to continue their businesses. Regardless of the covenants not to compete, which were for the benefit of the Company, the sellers, having sold to the Company the respective businesses, including, their distribution networks, would not be in a position to compete irrespective of the covenants.

In total, the Company allocated a greater percentage of the purchase price of the transactions to the right to renew in-force policies and covenants not to compete than the percentage of total revenues which the Company expects that they will generate ultimately. Furthermore, the Company believes the Staff should consider that the percentages of the aggregate purchase price for each of the acquisitions allocated to the less significant intangible assets are not material. If, for example, the Company were to allocate 10% rather than 5% to those assets, if would not have a meaningful impact on the Company’s financial results.

At your request notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Henry Rothman at (212) 704-6179 or the undersigned at (212) 704-6030 if you have any questions or comments regarding the foregoing responses.

Sincerely,

/s/ Joseph Walsh, Esq.

Joseph Walsh, Esq.

Exhibit A

Princeton
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022		20 Years	40 Years
2003	$51,289,966	$38,998,693	$30,510,887	$25,944,950	$19,458,713	$14,594,034	$10,945,526	$8,209,144	$6,156,858	$4,617,644	$3,463,233	$2,597,425	$1,948,068	$1,461,051	$1,095,788	$821,841	$616,381	$462,286	$346,714	$260,036	$223,799,239	13.52%	4.77%
2004		$20,698,663	$16,281,907	$15,760,634	$11,820,476	$8,865,357	$6,649,017	$4,986,763	$3,740,072	$2,805,054	$2,103,791	$1,577,843	$1,183,382	$887,537	$665,653	$499,239	$374,430	$280,822	$210,617	$157,962	$99,549,219
2005			$11,704,192	$10,062,236	$7,546,677	$5,660,008	$4,245,006	$3,183,754	$2,387,816	$1,790,862	$1,343,146	$1,007,360	$755,520	$566,640	$424,980	$318,735	$239,051	$179,288	$134,466	$100,850	$51,650,587
2006				$16,511,111	$12,383,333	$9,287,500	$6,965,625	$5,224,219	$3,918,164	$2,938,623	$2,203,967	$1,652,975	$1,239,732	$929,799	$697,349	$523,012	$392,259	$294,194	$220,646	$165,484	$65,547,991
2007					$19,118,101	$14,338,576	$10,753,932	$8,065,449	$6,049,087	$4,536,815	$3,402,611	$2,551,958	$1,913,969	$1,435,477	$1,076,607	$807,456	$605,592	$454,194	$340,645	$255,484	$75,705,951
2008						$19,691,644	$14,768,733	$11,076,550	$8,307,412	$6,230,559	$4,672,919	$3,504,690	$2,628,517	$1,971,388	$1,478,541	$1,108,906	$831,679	$623,759	$467,820	$350,865	$77,713,981
2009							$20,282,393	$15,211,795	$11,408,846	$8,556,635	$6,417,476	$4,813,107	$3,609,830	$2,707,373	$2,030,529	$1,522,897	$1,142,173	$856,630	$642,472	$481,854	$79,684,010
2010								$20,890,865	$15,668,149	$11,751,111	$8,813,334	$6,610,000	$4,957,500	$3,718,125	$2,788,594	$2,091,445	$1,568,584	$1,176,438	$882,329	$661,746	$81,578,220
2011									$21,517,591	$16,138,193	$12,103,645	$9,077,734	$6,808,300	$5,106,225	$3,829,669	$2,872,252	$2,154,189	$1,615,642	$1,211,731	$908,798	$83,343,968
2012										$22,163,118	$16,622,339	$12,466,754	$9,350,066	$7,012,549	$5,259,412	$3,944,559	$2,958,419	$2,218,814	$1,664,111	$1,248,083	$84,908,225
2013											$22,828,012	$17,121,009	$12,840,757	$9,630,568	$7,222,926	$5,417,194	$4,062,896	$3,047,172	$2,285,379	$1,714,034	$86,169,946
2014												$23,512,852	$17,634,639	$13,225,979	$9,919,485	$7,439,613	$5,579,710	$4,184,783	$3,138,587	$2,353,940	$86,989,589
2015													$24,218,238	$18,163,678	$13,622,759	$10,217,069	$7,662,802	$5,747,101	$4,310,326	$3,232,745	$87,174,718
2016														$24,944,785	$18,708,589	$14,031,442	$10,523,581	$7,892,686	$5,919,514	$4,439,636	$86,460,233
2017															$25,693,129	$19,269,846	$14,452,385	$10,839,289	$8,129,466	$6,097,100	$84,481,215
2018																$26,463,923	$19,847,942	$14,885,956	$11,164,467	$8,373,350	$80,735,639
2019																	$27,257,840	$20,443,380	$15,332,535	$11,499,401	$74,533,157
2020																		$28,075,575	$21,056,682	$15,792,511	$64,924,768
2021																			$28,917,843	$21,688,382	$50,606,225
2022																				$29,785,378	$29,785,378

Total Premiums	$51,289,966	$59,697,356	$58,496,986	$68,278,931	$70,327,299	$72,437,118	$74,610,231	$76,848,538	$79,153,995	$81,528,614	$83,974,473	$86,493,707	$89,088,518	$91,761,174	$94,514,009	$97,349,429	$100,269,912	$103,278,009	$106,376,350	$109,567,640	$1,655,342,256		$4,687,689,354

Covenant
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022		20 Years	40 Years
2003	$838,811	$1,609,950	$1,084,848	$716,636	$537,477	$403,108	$302,331	$226,748	$170,061	$127,546	$95,659	$71,745	$53,808	$40,356	$30,267	$22,700	$17,025	$12,769	$9,577	$7,183	$6,378,605
2004		$30,475,579	$16,808,496	$11,688,170	$8,766,128	$6,574,596	$4,930,947	$3,698,210	$2,773,658	$2,080,243	$1,560,182	$1,170,137	$877,603	$658,202	$493,651	$370,239	$277,679	$208,259	$156,194	$117,146	$93,685,318	8.34%	2.85%
2005			$15,640,297	$10,872,083	$8,154,062	$6,115,547	$4,586,660	$3,439,995	$2,579,996	$1,934,997	$1,451,248	$1,088,436	$816,327	$612,245	$459,184	$344,388	$258,291	$193,718	$145,289	$108,966	$58,801,730
2006				$28,819,692	$21,614,769	$16,211,077	$12,158,308	$9,118,731	$6,839,048	$5,129,286	$3,846,965	$2,885,223	$2,163,918	$1,622,938	$1,217,204	$912,903	$684,677	$513,508	$385,131	$288,848	$114,412,224
2007					$14,587,043	$10,940,282	$8,205,212	$6,153,909	$4,615,431	$3,461,574	$2,596,180	$1,947,135	$1,460,351	$1,095,264	$821,448	$616,086	$462,064	$346,548	$259,911	$194,933	$57,763,371
2008						$15,024,654	$11,268,490	$8,451,368	$6,338,526	$4,753,894	$3,565,421	$2,674,066	$2,005,549	$1,504,162	$1,128,121	$846,091	$634,568	$475,926	$356,945	$267,709	$59,295,490
2009							$15,475,394	$11,606,545	$8,704,909	$6,528,682	$4,896,511	$3,672,383	$2,754,288	$2,065,716	$1,549,287	$1,161,965	$871,474	$653,605	$490,204	$367,653	$60,798,615
2010								$15,939,655	$11,954,742	$8,966,056	$6,724,542	$5,043,407	$3,782,555	$2,836,916	$2,127,687	$1,595,765	$1,196,824	$897,618	$673,214	$504,910	$62,243,891
2011									$16,417,845	$12,313,384	$9,235,038	$6,926,278	$5,194,709	$3,896,032	$2,922,024	$2,191,518	$1,643,638	$1,232,729	$924,547	$693,410	$63,591,150
2012										$16,910,380	$12,682,785	$9,512,089	$7,134,067	$5,350,550	$4,012,913	$3,009,684	$2,257,263	$1,692,947	$1,269,711	$952,283	$64,784,673
2013											$17,417,692	$13,063,269	$9,797,452	$7,348,089	$5,511,067	$4,133,300	$3,099,975	$2,324,981	$1,743,736	$1,307,802	$65,747,361
2014												$17,940,223	$13,455,167	$10,091,375	$7,568,531	$5,676,399	$4,257,299	$3,192,974	$2,394,731	$1,796,048	$66,372,746
2015													$18,478,429	$13,858,822	$10,394,116	$7,795,587	$5,846,691	$4,385,018	$3,288,763	$2,466,573	$66,513,999
2016														$19,032,782	$14,274,587	$10,705,940	$8,029,455	$6,022,091	$4,516,568	$3,387,426	$65,968,850
2017															$19,603,766	$14,702,824	$11,027,118	$8,270,339	$6,202,754	$4,652,065	$64,458,866
2018																$20,191,879	$15,143,909	$11,357,932	$8,518,449	$6,388,837	$61,601,004
2019																	$20,797,635	$15,598,226	$11,698,670	$8,774,002	$56,868,533
2020																		$21,421,564	$16,066,173	$12,049,630	$49,537,367
2021																			$22,064,211	$16,548,158	$38,612,369
2022																				$22,726,137	$22,726,137

	$838,811	$32,085,529	$33,533,641	$52,096,581	$53,659,478	$55,269,263	$56,927,341	$58,635,161	$60,394,216	$62,206,042	$64,072,223	$65,994,390	$67,974,222	$70,013,449	$72,113,852	$74,277,268	$76,505,586	$78,800,753	$81,164,776	$83,599,719	$1,200,162,300		$3,513,908,662

AIIS
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023		20 Years	40 Years
2004	$3,142,332	$2,706,563	$2,879	$2,159	$1,619	$1,215	$911	$683	$512	$384	$288	$216	$162	$122	$91	$68	$51	$38	$29	$22	$5,860,346
2005		$46,636,828	$37,821,243	$28,365,932	$21,274,449	$15,955,837	$11,966,878	$8,975,158	$6,731,369	$5,048,527	$3,786,395	$2,839,796	$2,129,847	$1,597,385	$1,198,039	$898,529	$673,897	$505,423	$379,067	$284,300	$197,068,899	13.94%	5.05%
2006			$22,127,042	$16,595,282	$12,446,461	$9,334,846	$7,001,134	$5,250,851	$3,938,138	$2,953,604	$2,215,203	$1,661,402	$1,246,052	$934,539	$700,904	$525,678	$394,258	$295,694	$221,770	$166,328	$88,009,185
2007				$16,786,326	$12,589,744	$9,442,308	$7,081,731	$5,311,298	$3,983,474	$2,987,605	$2,240,704	$1,680,528	$1,260,396	$945,297	$708,973	$531,730	$398,797	$299,098	$224,323	$168,243	$66,640,576
2008					$17,289,916	$12,967,437	$9,725,578	$7,294,183	$5,470,637	$4,102,978	$3,077,234	$2,307,925	$1,730,944	$1,298,208	$973,656	$730,242	$547,681	$410,761	$308,071	$231,053	$68,466,503
2009						$17,808,613	$13,356,460	$10,017,345	$7,513,009	$5,634,757	$4,226,067	$3,169,551	$2,377,163	$1,782,872	$1,337,154	$1,002,866	$752,149	$564,112	$423,084	$317,313	$70,282,514
2010							$18,342,872	$13,757,154	$10,317,865	$7,738,399	$5,803,799	$4,352,849	$3,264,637	$2,448,478	$1,836,358	$1,377,269	$1,032,952	$774,714	$581,035	$435,776	$72,064,157
2011								$18,893,158	$14,169,868	$10,627,401	$7,970,551	$5,977,913	$4,483,435	$3,362,576	$2,521,932	$1,891,449	$1,418,587	$1,063,940	$797,955	$598,466	$73,777,232
2012									$19,459,952	$14,594,964	$10,946,223	$8,209,667	$6,157,251	$4,617,938	$3,463,453	$2,597,590	$1,948,193	$1,461,144	$1,095,858	$821,894	$75,374,129
2013										$20,043,751	$15,032,813	$11,274,610	$8,455,957	$6,341,968	$4,756,476	$3,567,357	$2,675,518	$2,006,638	$1,504,979	$1,128,734	$76,788,802
2014											$20,645,064	$15,483,798	$11,612,848	$8,709,636	$6,532,227	$4,899,170	$3,674,378	$2,755,783	$2,066,837	$1,550,128	$77,929,870
2015												$21,264,415	$15,948,312	$11,961,234	$8,970,925	$6,728,194	$5,046,145	$3,784,609	$2,838,457	$2,128,843	$78,671,134
2016													$21,902,348	$16,426,761	$12,320,071	$9,240,053	$6,930,040	$5,197,530	$3,898,147	$2,923,611	$78,838,560
2017														$22,559,418	$16,919,564	$12,689,673	$9,517,255	$7,137,941	$5,353,456	$4,015,092	$78,192,398
2018															$23,236,201	$17,427,151	$13,070,363	$9,802,772	$7,352,079	$5,514,059	$76,402,625
2019																$23,933,287	$17,949,965	$13,462,474	$10,096,855	$7,572,642	$73,015,223
2020																	$24,651,286	$18,488,464	$13,866,348	$10,399,761	$67,405,859
2021																		$25,390,824	$19,043,118	$14,282,339	$58,716,281
2022																			$26,152,549	$19,614,412	$45,766,960
2023																				$26,937,125	$26,937,125

	$3,142,332	$49,343,391	$59,951,164	$61,749,699	$63,602,190	$65,510,256	$67,475,563	$69,499,830	$71,584,825	$73,732,370	$75,944,341	$78,222,671	$80,569,351	$82,986,432	$85,476,025	$88,040,305	$90,681,515	$93,401,960	$96,204,019	$99,090,139	$1,456,208,378		$4,019,707,328

Combined
Year	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20		20 Years	40 Years
1	$55,271,109	$43,315,206	$31,598,614	$26,663,745	$19,997,809	$14,998,357	$11,248,768	$8,436,576	$6,327,432	$4,745,574	$3,559,180	$2,669,385	$2,002,039	$1,501,529	$1,126,147	$844,610	$633,458	$475,093	$356,320	$267,240	$236,038,190
2		$97,811,070	$70,911,646	$55,814,736	$41,861,052	$31,395,789	$23,546,842	$17,660,131	$13,245,099	$9,933,824	$7,450,368	$5,587,776	$4,190,832	$3,143,124	$2,357,343	$1,768,007	$1,326,005	$994,504	$745,878	$559,409	$390,303,435	12.22%	4.31%
3		$0	$49,471,531	$37,529,601	$28,147,200	$21,110,400	$15,832,800	$11,874,600	$8,905,950	$6,679,463	$5,009,597	$3,757,198	$2,817,898	$2,113,424	$1,585,068	$1,188,801	$891,601	$668,700	$501,525	$376,144	$198,461,501
4				$62,117,129	$46,587,847	$34,940,885	$26,205,664	$19,654,248	$14,740,686	$11,055,514	$8,291,636	$6,218,727	$4,664,045	$3,498,034	$2,623,525	$1,967,644	$1,475,733	$1,106,800	$830,100	$622,575	$246,600,791
5					$50,995,059	$38,246,294	$28,684,721	$21,513,541	$16,135,155	$12,101,367	$9,076,025	$6,807,019	$5,105,264	$3,828,948	$2,871,711	$2,153,783	$1,615,337	$1,211,503	$908,627	$681,470	$201,935,825
6						$52,524,911	$39,393,683	$29,545,262	$22,158,947	$16,619,210	$12,464,408	$9,348,306	$7,011,229	$5,258,422	$3,943,816	$2,957,862	$2,218,397	$1,663,798	$1,247,848	$935,886	$207,291,985
7							$54,100,658	$40,575,494	$30,431,620	$22,823,715	$17,117,786	$12,838,340	$9,628,755	$7,221,566	$5,416,175	$4,062,131	$3,046,598	$2,284,949	$1,713,711	$1,285,284	$212,546,782
8								$55,723,678	$41,792,758	$31,344,569	$23,508,427	$17,631,320	$13,223,490	$9,917,617	$7,438,213	$5,578,660	$4,183,995	$3,137,996	$2,353,497	$1,765,123	$217,599,343
9									$57,395,388	$43,046,541	$32,284,906	$24,213,679	$18,160,260	$13,620,195	$10,215,146	$7,661,360	$5,746,020	$4,309,515	$3,232,136	$2,424,102	$222,309,247
10										$59,117,250	$44,337,937	$33,253,453	$24,940,090	$18,705,067	$14,028,801	$10,521,600	$7,891,200	$5,918,400	$4,438,800	$3,329,100	$226,481,699
11											$60,890,767	$45,668,076	$34,251,057	$25,688,292	$19,266,219	$14,449,665	$10,837,248	$8,127,936	$6,095,952	$4,571,964	$229,847,177
12												$62,717,490	$47,038,118	$35,278,588	$26,458,941	$19,844,206	$14,883,154	$11,162,366	$8,371,774	$6,278,831	$232,033,469
13													$64,599,015	$48,449,261	$36,336,946	$27,252,710	$20,439,532	$15,329,649	$11,497,237	$8,622,928	$232,527,278
14														$66,536,986	$49,902,739	$37,427,054	$28,070,291	$21,052,718	$15,789,539	$11,842,154	$230,621,480
15															$68,533,095	$51,399,821	$38,549,866	$28,912,400	$21,684,300	$16,263,225	$225,342,706
16																$70,589,088	$52,941,816	$39,706,362	$29,779,771	$22,334,829	$215,351,866
17																	$72,706,761	$54,530,070	$40,897,553	$30,673,165	$198,807,549
18																		$74,887,963	$56,165,973	$42,124,479	$173,178,415
19																			$77,134,602	$57,850,952	$134,985,554
20																				$79,448,640	$79,448,640

	$55,271,109	$141,126,276	$151,981,791	$182,125,211	$187,588,967	$193,216,636	$199,013,135	$204,983,529	$211,133,035	$217,467,026	$223,991,037	$230,710,768	$237,632,091	$244,761,054	$252,103,886	$259,667,002	$267,457,012	$275,480,723	$283,745,144	$292,257,499	$4,311,712,934		$12,221,305,345